SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                          Altair Nanotechnologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    021373105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 J. Rowland Cook
                 Jenkens & Gilchrist, a Professional Corporation
                         401 Congress Avenue, Suite 2500
                               Austin, Texas 78701
                                 (512) 499-3800
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                February 10, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Amendment No. 1 to Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.   [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  021373105
           ---------

     1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only):

                             Toyota on Western, Inc.

     2.   Check the  Appropriate  Box if a Member of a Group (See  Instructions)
          (a) [ ]        (b) |X|

     3.   SEC Use Only
                      ----------------------------------------------------------

     4.   Source of Funds (See instructions)              N/A
                                            ------------------------------------


     5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6.   Citizenship  or  Place  of  Organization        Illinois
                                                  -------------------------

                                7.  Sole Voting Power              Less than 5%
         Number of
         Shares                 8.  Shared Voting Power            ----------
         Beneficially
         Owned by Each          9.  Sole Dispositive Power         Less than 5%
         Reporting
         Person With:           10. Shared Dispositive Power       ----------

     11.  Aggregate Amount  Beneficially  Owned by Each Reporting  Person:
                                  Less than 5%
          ----------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

     13.  Percent of Class Represented by Amount in Row 11.
                                  Less than 5%
          ----------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions):
                                       CO
          ----------------------------------------------------------------------

CUSIP No.  021373105
           ---------

     1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only):

                                 Louis H. Schnur

     2.   Check the  Appropriate  Box if a Member of a Group (See  Instructions)
          (a) [ ]        (b) |X|

     3.   SEC Use Only
                      ----------------------------------------------------------

     4.   Source of Funds (See instructions)          N/A
                                            ------------------------------------

     5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6.   Citizenship or Place of Organization        United States of America
                                              ----------------------------------

                                7.  Sole Voting Power              Less than 5%
         Number of
         Shares                 8.  Shared Voting Power            ----------
         Beneficially
         Owned by Each          9.  Sole Dispositive Power         Less than 5%
         Reporting
         Person With:           10. Shared Dispositive Power       ----------

     11.  Aggregate Amount  Beneficially  Owned by Each Reporting  Person:
                                  Less than 5%
          ----------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

     13.  Percent of Class Represented by Amount in Row 11.
                                  Less than 5%
          ----------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions):
                                       IN
          ----------------------------------------------------------------------

                                  Schedule 13D
                                  ------------

Item 1.  Security and Issuer.

            Altair Nanotechnologies, Inc.
            Common Stock, no par value
            204 Edison Way
            Reno, Nevada  89502

Item 2.  Identity and Background.

     This Amendment No. 1 to Schedule 13D is being filed by Toyota on Western and Louis H. Schnur, the officer, director and sole shareholder of Toyota on Western.

     Toyota on Western is an Illinois corporation, the principal business of which is the operation of an automobile dealership. The principal business address of Toyota on Western is 6941 South Western Avenue, Chicago, Illinois 60636.

     Mr. Schnur's principal occupation or employment is serving as the President of Toyota on Western. Mr. Schnur is a citizen of the United States of America and his principal business address is 6941 South Western Avenue, Chicago, Illinois 60636.

     The Reporting Persons may be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by any of the Reporting Persons that a "group" exists.

     During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     N/A

Item 4.  Purpose of Transaction.

     The Reporting Persons held their shares of Altair common stock for investment. The transactions reported in this Amendment No. 1 to Schedule 13D involved a general liquidation of the Reporting Persons' ownership of Altair common stock, resulting in their ownership collectively being less than 5% of the outstanding shares of common stock of Altair.

Item 5.  Interest in Securities of the Issuer.

     Mr. Schnur has engaged in the following transactions in Altair common stock during 2005:

               Date                Transaction            Number of Shares         Average Price
         January 10, 2005             Sold                      70,000                $2.66
         January 26, 2005             Sold                      35,000                $2.52
         January 31, 2005             Sold                      30,800                $2.50
         February 7, 2005             Sold                     113,000                $2.21
         February 8, 2005             Sold                     108,227                $2.25
         February 10, 2005            Sold                   1,704,297                $3.28
         February 11, 2005            Sold                     950,500                $4.89


     For the period April 14, 2004 to December 31, 2004, the Reporting Persons sold a total of 1,924,014 shares of common stock of Altair at an average price of $2.43 per share.

     The transactions reported in this Amendment No. 1 to Schedule 13D involved in certain instances the exercise of warrants previously disclosed in the Reporting Persons' original Schedule 13D, and the sale of the shares of Altair common stock acquired upon such exercises.

     The Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the outstanding shares of Altair's common stock on approximately February 10, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.  Materials Filed as Exhibits.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 28, 2005.


                                        /s/ Louis H. Schnur
                                        ----------------------------------------
                                        LOUIS H. SCHNUR



                                        TOYOTA ON WESTERN, INC.



                                        By:    /s/ Louis H. Schnur
                                            ------------------------------------
                                            Louis H. Schnur, President


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